SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	July	2006
Commission File Number	000-23464
Hummingbird Ltd.
(Translation of registrant’s name into English)
1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated July 21, 2006

DOCUMENT 1

HUMMINGBIRD AND OPEN TEXT EXECUTE NON-DISCLOSURE AGREEMENT AND COMMENCE NEGOTIATIONS

Shareholder Meeting to Consider Arrangement with Symphony Technology Group to be Adjourned

TORONTO, ON, July 21, 2006 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) today announced that it has commenced negotiations with Open Text Corporation (NASDAQ: OTEX, TSX: OTC) regarding the terms upon which Hummingbird’s Board of Directors would support a transaction involving the acquisition by Open Text of all of the outstanding shares of Hummingbird at a price in cash of US$27.85 per share.

To facilitate these negotiations, Hummingbird has executed a non-disclosure agreement with Open Text and has agreed to provide Open Text with appropriate access to non-public information regarding Hummingbird.

The non-disclosure agreement contains standstill provisions that prevent Open Text from acquiring Hummingbird at a price of less than US$27.85 per share in cash prior to October 31, 2006 without the approval of Hummingbird’s Board, subject to certain exceptions. The agreement also provides that both companies will make a good faith effort to settle a definitive agreement relating to a transaction by July 30, 2006. There can be no assurance that this process will ultimately result in an agreement between Hummingbird and Open Text on the terms indicated or at all.

As previously announced, Hummingbird is also currently party to an arrangement agreement with affiliates of Symphony Technology Group under which a company owned by Symphony would acquire all of Hummingbird’s outstanding common shares pursuant to a plan of arrangement in an all-cash transaction valued at US$26.75 per share.

A special meeting of Hummingbird’s shareholders to consider the plan of arrangement is scheduled for today at 10 a.m. (Toronto time). In light of the uncertain status of a potential transaction with Open Text, and in order to ensure that shareholders have as much relevant information as possible about the alternatives before them and an adequate opportunity to consider or reconsider their decision based on that information, Hummingbird intends to adjourn the shareholders’ meeting before the plan of arrangement is considered and to reconvene the meeting on August 18, 2006. Further details on the time and location of the reconvened meeting will be announced at a later date.

Hummingbird noted that on July 10, 2006, Open Text formally commenced an unsolicited offer to acquire all of the outstanding shares of Hummingbird at a price of $27.75 cash per share. Although Hummingbird expects that Open Text’s current offer would be withdrawn in favour of any negotiated transaction between Hummingbird and Open Text, for the time being the offer remains outstanding. Given the uncertain status of a potential transaction with Open Text, the high level of conditionality of Open Text’s current offer and the fact that Hummingbird’s Board has not yet made a recommendation with respect to Open Text’s current offer, at this time the Hummingbird Board continues to recommend that shareholders vote in favour of the arrangement with Symphony. Hummingbird’s Board intends to revisit this recommendation from time to time as appropriate in light of Hummingbird’s ongoing negotiations with Open Text.

About Hummingbird

Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com .

Hummingbird Contacts:

Dan Coombes Director, Investor Relations Tel: 416- 496-2200 ext. 6359 dan.coombes@hummingbird.com	Inder Duggal Chief Financial Officer Tel: 416 496-2200 ext. 2205 Inder.duggal@hummingbird.com
Michele Stevenson Senior Manager, Corporate Communications Tel: 416-496-2200, ext. 2623 michele.stevenson@hummingbird.com	Josh Pekarsky Longview Communications (604) 694-6030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUMMINGBIRD LTD.
(Registrant)
Date:	July 21, 2006	By:	/S/ INDER P.S. DUGGAL
Name: Inder P.S. Duggal Title: Chief Financial Officer, Secretary and Treasurer